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APPROXIMATE LOCATION

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TWO BEAGLES DISTILLING CO.

CIDERY/WINERY

Fredericksburg, VA 22408
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Investment Opportunity
Data Room
Discussion
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THE PITCH
TWO BEAGLES DISTILLING CO. is seeking investment to open the first Craft Cidery/Winery and Tasting Room in Fredericksburg,Virginia.
First Location
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INVESTOR PERKS

TWO BEAGLES DISTILLING CO. is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founding Member Invest $200 or more to qualify. Unlimited available

1) Become Member of our Cider Club- 12 Free Tastings a year allowed to bring 3 guests

Foundation Builder Invest $500 or more to qualify. 30 of 30 remaining

1) Membership in Cider Club

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THE COMPETITION

What sets us apart is our Knowledge of Manufacturing Mead, Spirits, and Hard Cider that we will incorporate in our products. The Cidery cohort in Virginia includes 2 other Cideries.

The main Competition is in Mineral,Virginia it is 30 miles from Fredericksburg,Virginia.
The second Cidery is in Summerduck,Virginia located 24 miles from Fredericksburg,Virginia
Our Competitive advantage will be location,location,location.
The Fredericksburg area has 108,000 Residents within a 10 mile Radius. The Average Household Income is $110,000 and estimated Spending Capital of 1.3 Billion Dollars.
Fredericksburg,Virginia has 11 Craft Breweries located within a 15 mile Radius. Craft Alcohol Beverage Manufacturers are well received by the Community
With the Target amount Raised we will locate the Cidery at 9849 Jefferson Davis Highway Suite 104 in Spotsylvania County, if it is still available by time Funding is raised. It is a 1500 sqft space with small kitchen area. It used to be a Deli space.
With the Maximum amount raised we will locate the Cidery at 106 George Street in the City of Fredericksburg this space is 8,000 sqft with

restaurant area,until May 22 it was used as a Brewery and Restaurant.This space if funding is raised before its taken will offer the ability to make more Revenue via making more Cider and Wine in Combination with the Restaurant space.
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106 George Street Outside seating area

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106 George Street

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TWO BEAGLES CIDERWORKS Hard Cider

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Founders Club TShirt

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With minimum raised Small Cidery location 1500 sqft

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TWO BEAGLES GLASS BEER CAN

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TWO BEAGLES CIDERWORKS LOGO

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THE TEAM
Craig Ennis
President

Craig is the President and only Board Member of TWO BEAGLES DISTILLING CO. at the moment. Craig is a Registered member of the Virginia Patawomeck Indian Tribe. He has lived around the Fredericksburg,Virginia area all of his life, he has seen the once little town of Fredericksburg grow into the area it is now.

Craig has been making Alcohol Beverages for about 5 years now. Mead was Craig's first adventure into the manufacture of Alcoholic Beverages. He has created Mead from Welch's grape juice, Mead from Oranges and Honey, made Mead using Australian Honey. His second favorite Mead that he has produced would be the Hawaiian Macadamia Nut Honey and Coconut Mead. it was a challenge to get the Coconut to ferment but it did.

The longest Mead that Craig has made took 2 years to ferment it was a Chocolate Mead, patience was a virtue Craig found out when making this Mead. Craig's favorite Mead to make is a Honey Lemon Mead. This is a favorite Mead of his taste testers. This Mead was his first Distillation project and it turned out quite well. When the time comes to open a Distillery I am sure this will be offered for all to enjoy.

The Distillation experience Craig has is making Bran Whiskey unaged and aged on oak, a Blue Corn and Wheat moonshine, 100% Blue Corn Whiskey, a Honey and Sour Cherry Spirit, A Pear Brandy, the Spirits Craig mostly enjoys making is his Strawberry Vanilla Rum and his Pear Vanilla Rum. The Strawberry Vanilla Rum would definitely be offered when the Distillery is established. Craig hasn't made Bourbon or Regular Corn Whiskey these in Craig's eyes are easy Spirits to make. Craig does have vision on making a Traditional East Coast Gin a premium Wheat Vodka and the Corn Whiskey and Bourbon if and when TWO BEAGLES DISTILLING CO. starts the Distillery.

Craig's Distilling Education,

In February 2019 Craig attended a Weekend Distilling Course with Distillery University In Seattle,Washington.

May 2019 - August 2019 Craig attended a 16 week general Distilling course at Piedmont Virginia Community College in Charlottesville,Virginia

Craig's Hard Cider experience is not as extent as his other two, Craig makes a great Hard Apple Cider and Peach Mango Cider that is well received by those who consume them. With his knowledge of all these methods in making Alcohol he has plans to create out of the box products.

Craig is looking forward to making traditional English Ciders, making Hard Cider using Virginia grown Apples and Pears. No one else is creating a Brandy Barrel Aged Spiked Caramel Apple Cider at 20% ABV and a Spiked Peach Cider at 20%ABV this will be done at TWO BEAGLES CIDERWORKS. Another product offering will be PAPPLE Hard Cider a combination of Apple and Pears.

Some fun facts also to be shared about the President of TWO BEAGLES DISTILLING CO. even though Craig loves to make Alcohol Beverages he is allergic to drinking alcohol and breaks out into hives when consuming it. But that doesn't stop Craig from tasting and enjoying his own products, they haven't killed him yet.

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OUR STORY

TWO BEAGLES CIDERWORKS will be a Subsidiary of TWO BEAGLES DISTILLING CO a Native American Corporation Registered in Virginia.

The founding of TWO BEAGLES DISTILLING CO came to being on the vision of the President Craig Ennis who discovered a passion for making Alcohol Beverages 5 years ago.
Our vision for TWO BEAGLES CIDERWORKS is to be the first Cidery in Fredericksburg,Virginia.
On a chance meeting with a Spostylvania County Fire Marshall the idea of opening a Cidery was planted
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TARGET MARKET

The Fredericksburg area has 108,000 Residents within a 10 mile Radius. The Average Household Income is $110,000 and estimated Spending Capital of 1.3 Billion Dollars.

With the Target amount Raised we will locate the Cidery at 9849 Jefferson Davis Highway in Spotsylvania County
if Spotsylvania is still available by time Funding is raised, It will be a 1,500 sq. ft space with small kitchen area, which can be a Deli space.
With the Maximum amount raised we will locate the Cidery at 106 George Street in the City of Fredericksburg. this space is 8,000 sqft with restaurant area.
Until May 22 Fredericksburg spot was used as a Brewery and Restaurant.This space, if funding is raised before its taken, will offer the ability to make more Revenue via making more Cider and Wine in Combination with the Restaurant space.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Acquire Space $30,000
Equipment Purchase $5,000
Utilities $3,000
Operating Capital $20,200
Licensing Fees $5,000
Mainvest Compensation $4,800
Kitchen Buildout $12,000
Total $80,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $536,000 $600,000 $686,081 $800,000 $967,042
Cost of Goods Sold $30,000 $30,000 $30,000 $30,000 $30,000
Gross Profit $506,000 $570,000 $656,081 $770,000 $937,042

EXPENSES

Rent $30,000 $33,582 $38,399 $44,774 $54,122
Utilities $14,400 $14,760 $15,129 $15,507 $15,894
Salaries $78,000 $87,313 $99,839 $116,416 $140,723
Insurance $1,800 $1,845 $1,891 $1,938 $1,986
Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $36,000 $36,900 $37,822 $38,767 $39,736
Product Sourcing $36,000 $36,900 $37,822 $38,767 $39,736
Operating Profit $308,600 $357,470 $423,919 $512,540 $643,522
This information is provided by TWO BEAGLES DISTILLING CO.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
Investment Round Status

$80,000

TARGET

$200,000

MAXIMUM

This investment round closes on August 4, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name TWO BEAGLES DISTILLING CO.
Investment Structure Revenue Sharing Note
Investment Multiple 1.6×
Business's Revenue Share 2.4%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
No operating history

TWO BEAGLES DISTILLING CO. was established in October, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the TWO BEAGLES DISTILLING CO.'s fundraising. However, TWO BEAGLES DISTILLING CO. may require additional funds from alternate sources at a later date.

Forecasted milestones

TWO BEAGLES DISTILLING CO. forecasts the following milestones:

Secure lease in Fredericksburg, Virginia by September, 2021.

Hire for the following positions by March, 2022: [Assistant Cider/Wine Maker , ABC Manager, Server]

Achieve $528,426 revenue per year by 2022.

Achieve $130,000 profit per year by 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of TWO BEAGLES DISTILLING CO. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

TWO BEAGLES DISTILLING CO. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. TWO BEAGLES DISTILLING CO. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from TWO BEAGLES DISTILLING CO.'s core business or the inability to compete successfully against the with other competitors could negatively affect TWO BEAGLES DISTILLING CO.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in TWO BEAGLES DISTILLING CO.'s management or vote on and/or influence any managerial decisions regarding TWO BEAGLES DISTILLING CO.. Furthermore, if the founders or other key personnel of TWO BEAGLES DISTILLING CO. were to leave TWO BEAGLES DISTILLING CO. or become unable to work, TWO BEAGLES DISTILLING CO. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which TWO BEAGLES DISTILLING CO. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, TWO BEAGLES DISTILLING CO. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

TWO BEAGLES DISTILLING CO. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If TWO BEAGLES DISTILLING CO. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt TWO BEAGLES DISTILLING CO.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect TWO BEAGLES DISTILLING CO.'s financial performance or ability to continue to operate. In the event TWO BEAGLES DISTILLING CO. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither TWO BEAGLES DISTILLING CO. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

TWO BEAGLES DISTILLING CO. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and TWO BEAGLES DISTILLING CO. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although TWO BEAGLES DISTILLING CO. will carry some insurance, TWO BEAGLES DISTILLING CO. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, TWO BEAGLES DISTILLING CO. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect TWO BEAGLES DISTILLING CO.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of TWO BEAGLES DISTILLING CO.'s management will coincide: you both want TWO BEAGLES DISTILLING CO. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want TWO BEAGLES DISTILLING CO. to act conservative to make sure they are best equipped to repay the Note obligations, while TWO BEAGLES DISTILLING CO. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If TWO BEAGLES DISTILLING CO. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with TWO BEAGLES DISTILLING CO. or management), which is responsible for monitoring TWO BEAGLES DISTILLING CO.'s compliance with the law. TWO BEAGLES DISTILLING CO. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if TWO BEAGLES DISTILLING CO. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if TWO BEAGLES DISTILLING CO. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of TWO BEAGLES DISTILLING CO., and the revenue of TWO BEAGLES DISTILLING CO. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of TWO BEAGLES DISTILLING CO. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

TWO BEAGLES DISTILLING CO. is a newly established entity and has no history for prospective investors to consider.

This information is provided by TWO BEAGLES DISTILLING CO.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
TWO BEAGLES DISTILLING CO. isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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